Exhibit 99.2

Hollysys Recommends Shareholders Vote FOR Ascendent Transaction to Secure Compelling Value

Updated proxy to detail recent engagement with Dazheng

BEIJING, Jan. 31, 2024 /PRNewswire/ — The Board of Directors of Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) today issued a letter to shareholders reiterating its support for the proposed acquisition of the Company by a buyer controlled by Ascendent Capital Partners (“Ascendent”) at the upcoming extraordinary general meeting to be held on February 8, 2024. In the letter, the Company also addressed statements published by Dazheng Group Acquisition Limited (“Dazheng”).

Also, in a proxy supplement to be filed today, the Company sets out in detail its engagement with Dazheng as part of its rigorous process to maximize value for Hollysys shareholders.

Below is the full text of the Board’s letter to shareholders:

Dear Fellow Shareholders:

We write today to reiterate our strong recommendation to vote FOR the proposed acquisition of Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) by a buyer controlled by Ascendent Capital Partners (“Ascendent”).

Compelling Value in an Uncertain Market

The Special Committee of independent directors (the “Special Committee”) makes this recommendation after careful consideration and deliberation on delivering the compelling transaction for shareholders. Ascendent remains the only bidder that has demonstrated the ability to deliver compelling value that is fully financed and with a viable pathway to closing.

An offer at a higher price that is not accompanied by credible financing is not a superior offer.

To the point above, we will file today a proxy supplement which details the Special Committee’s engagement with Dazheng Group Acquisition Limited (“Dazheng”). We outline why we believe Dazheng’s failure to demonstrate financing certainty presents material risks that outweigh the potentially higher price it has offered.

Ascendent was chosen after a transparent, competitive and rigorous process

The Special Committee formed on September 29, 2023 comprised highly experienced and reputable directors acting in the best interests of Hollysys shareholders. The collective experience of the Special Committee offers a valuable investor perspective when evaluating strategic options to maximize shareholders’ interests and enhance value.

The Special Committee approached or engaged with ten potential buyers, including the management consortium and the Recco consortium (which became Dazheng), received three unsolicited inbound inquiries and shortlisted two bidders. Following execution of the merger agreement with Ascendent, the Special Committee solicited interest of seven potential buyers during the go-shop period and received two proposals (including the Dazheng proposal), none of which provided the certainty of the Ascendent transaction.

Failing to vote FOR the Ascendent transaction on February 8, 2024 could result in a dramatic decline in share price given the current market conditions – as of January 29, 2024, the S&P China Select ADR Index is down 24.77% over a 12-month period.

ISS and Glass Lewis focused on the past, and did not give due credit to the rigorous sale process run by the Special Committee

The Board strongly disagrees with the recommendations of ISS and Glass Lewis. Neither ISS nor Glass Lewis provided a judgement on the value of the Ascendent offer and their recommendations do not take into account the merits of the Ascendent transaction, and instead focused on corporate governance matters extending back many years. The Special Committee ran a transparent, competitive and rigorous sale process. After a thorough sale process, there can be no assurance that any other credible, well-financed buyers would emerge should the Ascendent transaction be voted down. In its report, ISS itself acknowledges that if there is no transaction the Company’s share price is likely to fall significantly, underscoring the risk of a vote against the transaction.

The ISS report doesn’t recognize that the US$26.50 per share all-cash consideration offered by Ascendent is the only proposal that offers compelling valuation and is both fully financed and with a viable pathway to closing. The price represents a 42% premium to the unaffected price as of August 23, 2023, and a 52% premium over the 30-day VWAP through the same date. ISS itself reports that the shares “have appreciated by 102.2%” from December 7, 2020 (when the Company received the first unsolicited proposal) to January 23, 2024, “an impressive triple-digit percent point gain”, and “the merger consideration represents a 111.8% premium to the unaffected price on the day prior to the announcement.” These premiums are substantial compared to similar transactions.

Dazheng has not delivered a superior proposal

The shifting nature of the equity members of Dazheng is not consistent with a buyer that has fully committed and available capital to consummate a transaction. Since it became the “Dazheng” consortium, when its revised proposal dropped the names of Recco Control Technology Pte. Ltd and Great Wall Capital Co., Ltd., its consortium members have changed four times, as illustrated in the chart.

Contrary to its assertion, no credible equity financing has been presented to the Special Committee. In its latest proposal, Dazheng’s most significant equity provider is not a well-known institutional investor but an “affiliate” that does not have the financial wherewithal to back up its contractual commitment. Dazheng has repeatedly rejected reasonable requests from the Special Committee for proper financial arrangement to provide certainty of funds. Multiple requests made by the Special Committee over the past weeks to speak with the ultimate equity funders were turned down. To this day, uncertainties related to Dazheng’s funding remain.

To understand the situation requires a full understanding of who Dazheng is and how they have acted. Full details are provided in the Company’s proxy statement and its supplement. The table below illustrates the facts of Dazheng’s engagement with the Special Committee.

Dazheng Claim	Reality
“The Consortium’s proposal is backed by secured and credible financing… The latest structure of source of funding include an entity associated with a well-known institutional investor”

•  The Consortium’s composition has changed four times since the submission of the revised proposal.

•  The latest “investor” providing more than a majority of the Consortium’s equity funding is a special purpose vehicle with no track record of any major acquisitions.

•  Reasonable requests from the Special Committee for the Dazheng Consortium to put in place appropriate arrangements for certainty of funds have been repeatedly rejected by the Dazheng Consortium.

•  Dazheng consistently failed to show ability to transact with offshore USD funding and was only willing to put “money on the line” in RMB.

“Engaging in good faith, the Consortium aimed to present a Superior Proposal”

•  Dazheng took two months to resolve NDA comments with limited attempts to compromise, which was atypical compared to multiple other parties who quickly signed similar agreements to participate in the bidding process.

•  Dazheng disregarded reasonable requests from the Special Committee to demonstrate financing certainty.

•  Dazheng did not accommodate a meeting with its primary equity providers until this past weekend, despite multiple requests from the Special Committee over the past weeks.

•  Dazheng ignored the go-shop outreach until close to the expiry of the go-shop period.

•  Dazheng’s public announcements have been inconsistent with their private engagement with the Special Committee and its advisors.

“Buyer Consortium is astonished by the discrimination, ignorance of shareholder rights and malfunctioning of the sale process to date”

•  The Special Committee has conducted a transparent, competitive and rigorous process throughout the bidding process, during the go-shop period up to the present time.

•  Even after the go-shop period, the Special Committee held over ten meetings with its advisors to discuss next steps as to engagements with Dazheng.

Dazheng Claim	Reality
“The hasty execution of a merger agreement with Ascendent”

•  Ascendent was the only bidder that has emerged after a two-month process with an offer of compelling value that is fully financed and with a viable pathway to closing.

•  While the Company has been rumoured for sale for more than two years, private equity firms’ interest in acquiring ADRs has diminished significantly due to the macroeconomic and geopolitical environment.

Ascendent is a credible independent purchaser offering a compelling transaction for shareholders

Ascendent is an independent purchaser that is contractually committed and motivated to complete the acquisition of the Company in an expedient manner. Contrary to ISS’s characterizations, Ascendent has no affiliation with Dr. Changli Wang, the Company’s CEO, and he is not a part of Ascendent’s transaction today. The 2021 bid launched by the Ascendent-Wang consortium did not proceed because the Board suspended the sale process after Dr. Wang took the position of the Company’s CEO. Since becoming a shareholder of the Company, corporate governance has been a priority to Ascendent, and it has advocated for the introduction of additional independent directors to the board of the company. Under the merger agreement, Ascendent explicitly required the Company to nominate three directors who meet the “independent” requirement for directors under the applicable Nasdaq rules to enhance the governance of the Board.

Summary: Vote now for a compelling deal

The Board believes that shareholders’ interests are best served by the Ascendent transaction and recommends that shareholders vote FOR the Ascendent transaction at the upcoming extraordinary general meeting on February 8, 2024.

We and our advisors stand ready to engage with any shareholders that wish to discuss this matter in more detail. If you have any questions, or need assistance in voting, please contact Morrow Sodali LLC, Hollysys’ proxy solicitor, at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

Thank you for your continued support,

Hollysys Board of Directors

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (Hong Kong)

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871

SOURCE Hollysys Automation Technologies Ltd